UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 4/8/2005*

VF 4-28-05



05041471

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2005
WASH. D.C.
213

SEC FILE NUMBER
8- 53508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INDIAN HARBOR, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 GREENWICH OFFICE PARK-2ND FLOOR
(No. and Street)

GREENWICH	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERIC OBSBAUM — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY& PULLEN, LLP
(Name - if *individual, state last, first, middle name*)

850 CANAL STREET	STAMFORD	CT	06902
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDRIC OBSBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDIAN HARBOR, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Indian Harbor, LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Stamford, Connecticut
January 21, 2005

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Indian Harbor, LLC

Statement Of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	180,076
Due from related party		4,904
Equipment, net of accumulated depreciation of $24,922		7,991
	$	192,971

Liabilities And Members' Equity		
Accounts payable and accrued expenses (Note 4)	$	3,392
Due to related party (Note 4)		146,000
Members' equity (Note 3)		43,579
	$	192,971

See Notes to Financial Statements.

Indian Harbor, LLC

Note To Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is primarily derived from providing investment banking services, through its participation in private placement offerings. The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule.

A summary of the Company's significant accounting policies follows:

Cash equivalents: Cash equivalents include highly liquid investments which are readily convertible into cash.

Equipment: The Company records equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three to five years.

Revenue recognition: The Company recognizes revenue from placement fees upon completion of the private placement offering.

Income taxes: The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax expense or refunds.

Accounting estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Concentrations

The Company's one major client accounted for 97% of total placement fee revenues earned during 2004. Substantially all of the Company's assets are held in a money market mutual fund, which is not guaranteed.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in it's first year). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $27,138 and $9,959. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 5.50 to 1.

Note 4. Related Party Transactions

Under the terms of a draft separation agreement and release between the Company and one of its members prepared in March 2005, the Company has agreed, among other things, to make a one time payment to the member of approximately $146,000; to reacquire the member's interest in the Company for $40,000 and with regard to certain fees to be earned in 2005, pay a portion to the member.

Note 4. Related Party Transactions

The Company believes that the one time payment of $146,000 referred to above should be recognized as an obligation in its financial statements as of December 31, 2004, and has accordingly accrued this amount. The Company also believes that a final agreement, with terms substantially the same as in the draft outlined above, will be executed in April 2005.

For the year ended December 31, 2004, the Company recognized approximately $19,700 in other income from an affiliated company for expense reimbursements related to office space and supplies.